EXHIBIT 12

3M COMPANY AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions)

	Year	Year	Year	Year	Year
	2012	2011	2010	2009	2008
EARNINGS

Income before income taxes*	$6,351	$6,031	$5,755	$4,632	$5,108

Add:

Interest expense (including amortization of capitalized interest)	191	206	220	236	231

Interest component of the ESOP benefit expense	—	—	—	1	3

Portion of rent under operating leases representative of the interest component	92	85	81	76	77

Less:
Equity in undistributed income of 20-50% owned companies	3	4	4	4	6

TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES	$6,631	$6,318	$6,052	$4,941	$5,413

FIXED CHARGES

Interest on debt (including capitalized interest)	194	206	218	246	243

Interest component of the ESOP benefit expense	—	—	—	1	3

Portion of rent under operating leases representative of the interest component	92	85	81	76	77

TOTAL FIXED CHARGES	$286	$291	$299	$323	$323

RATIO OF EARNINGS TO FIXED CHARGES	23.2	21.7	20.2	15.3	16.8

*2009 results included net pre-tax charges of $194 million related to restructuring actions partially offset by a gain on sale of real estate. 2008 results included net pre-tax charges of $269 million, with charges related to restructuring actions, exit activities and a loss on sale of businesses partially offset by a gain on sale of real estate.